UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

Name of issuer: AS&R Productions, LLC

Legal status of issuer
        Form: Limited liability company
        Jurisdiction of Incorporation/Organization: Nevada
        Date of organization: December 5, 2017

Physical address of issuer: 715 Mall Ring Circle, Suite 100, Henderson, Nevada 89014

Website of issuer: invest.angelstudios.com/letsgetepic

Name of intermediary through which the Offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

        Five percent of the amount actually raised to be paid in cash and five percent of the amount actually raised in securities of the same class as offered under this offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

        None

Type of security offered: Preferred Units

Target number of Securities to be offered: 100,000

Price (or method for determining price): $1.00

Target offering amount: $100,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $2,000,000

Deadline to reach the target offering amount: May 11, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$5,148.74	$125
Cash & Cash Equivalents	$5,148.74	$125
Note Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$192,833	$192,833
Interest Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$(655)

The jurisdictions in which the issuer intends to offer the Securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

———————————

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: AS&R Productions, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐ No ☒

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Roger A Russell	Chiropractic Physician	Advanced Spine &	2005 - Present

		Rehabilitation	
Alexander S Janda	Chiropractic Physician	Advanced Spine & Rehabilitation	2005 - Present
Troy D Russell	Chiropractic Physician	Advanced Spine & Rehabilitation	2005 - Present

OFFICERS OF THE COMPANY

5. Provide the following information about each officer and director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Roger A Russell	CEO	July 2020 - Present	Company supervision; oversight of all production and promotion
Bradford Johnson	Creative Director	July 2020 – Present	Oversight of all production

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

See Exhibit Roger A Russell Employment History, Exhibit Alexander S Janda Employment History, Exhibit Troy D Russell Employment History, and Exhibit Bradford Johnson Employment History

Dr. Roger A. Russell is a Board Certified Chiropractic Physician (1990) and Board Certified Chiropractic Orthopedist (1994). Dr. Russell was awarded "Chiropractic Orthopedist of the Year (1997-1998) by the American College of Chiropractic Orthopedists (ACCO). Dr. Russell was president of the Council on Chiropractic Orthopedics (CCO) for the American Chiropractic Association (ACA) from 2000-2002.

Dr. Russell has a Masters Degree in Biomechanical Trauma through Lynn University in conjunction with the University of Miami School of Medicine (2000). Dr. Russell is also an Accident Reconstructionist through the Northwestern Traffic Institute (1996).

Dr. Russell is a certified Permanent Partial Disability Evaluator for the Department of Industrial Relations (DIR) and a certified Permanent Impairment Rater (ABIME, AADEP).

Dr. Russell limits his practice to the diagnosis, treatment, and assessment of neuromusculoskeletal disorders.

Dr. Janda is a Chiropractic Physician and co-clinic director of Advanced Spine & Rehabilitation. Dr. Janda is a designated rating physician with the Nevada Division of Industrial Relations to perform Permanent Partial Disability Ratings. He also sat on the Peer Review Committee for DIR. He was the team chiropractor for the Las Vegas Wranglers from 2004-2006, and the Las Vegas Gladiators from 2005-2007.

Dr. Troy Russell is a Chiropractic Physician and co-clinic director of Advanced Spine & Rehabilitation. He is a designated rating physician. He was the team chiropractor of the Las Vegas Wranglers from 2004-2006, and the Las Vegas Gladiators from 2005-2007.

Bradford (Brad) Johnson is an actor, producer, and director. He has been engaged in this work for about two decades and has most recently acted in A Crafty Christmas Romance, Jingle Belle, and many more. He helped produce The Christmas Project Reunion and many more. Brad is a an owner of Infinity Rising, where he looks to currently work on Let's Get Epic!

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offer
Roger A Russell	1,926,000 Common Units	58.80%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

General

AS&R Productions, LLC (the "Company") was formed as a Nevada limited liability company on December 5, 2017 for the original purpose of investing in a children's show series called "Let's Get Epic" (the "Series"), which is intended to be distributed through online video streaming services. The story ideas and concepts upon which the Series is based were created by the principals of Let's Get Epic Pilot, LLC, a Utah limited liability company ("LGEP"). LGEP was responsible for creating the initial pilot and the production of the Series. On April 24, 2020, the Company acquired all of the assets of LGEP, including the initial pilot and the concept for the Series.

The Company already produced the pilot for the Series. We intend to use the proceeds from this offering to fund the development and production of episodes 2 – 5 of Season 1 of the Series. The screenplay for the episodes of the Series will be written by Bradford Johnson, Melissa Johnson, and Inger Labrum, who are members of Infinity Rising, LLC, an equity owner in the Company. The Company entered into work-for-hire agreements with each writer, pursuant to which the Company exclusively owns all right, title and interest in and to each episode of the Series.

Synopsis of the Series

The Series is a half-hour episodic kid's adventure-comedy series that parents will love, too! It is a fun, whimsical and fast-paced look at what it means to be faced with a challenge and to do the right thing.

After accidentally thwarting a mutant rampaging alien in the desert, two young and inept online survival experts, Kaduche and Wynn, are brought in by the government's Department of Catastrophe to help stop the world's M.I.A.'s (Mayhem Inciting Anomalies).

Using their unique ability to "Go Epic" – become invincible superheroes in their minds – the best friends are tasked with everything from capturing rogue robots and catching ghosts to hunting werewolves and protecting the world from the evils of con artist extraordinaire, The Oracle.

But they also must keep their after-school volunteer jobs at the local climbing gym in order to maintain their top-secret cover, which becomes increasingly difficult as both constantly try to impress Violet, their older boss and the girl of their dreams.

Turns out, sometimes dealing with supernatural problems is a lot simpler than dealing with life's real ones.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable tv show series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the offering for the purpose of producing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of finishing the Series.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to hold 100% of the control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of investing in, developing, producing and distributing the Series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a tv show, and the competitive environment in which the Company intends to operate. The Company may not address successfully any of these risks. If the Company does not address successfully these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Series will be the only tv show series that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other tv shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the tv show/film business is highly speculative, the Company may never achieve profitability.

The tv show/film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any tv show since the revenues derived from the production and distribution of a tv show primarily depend on its acceptance by the public which cannot be predicted. The commercial success of a tv show also depends on the quality and acceptance of competing shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

The Series will be subject to the risks associated with the production and distribution of television series.

Production of the pilot episode was completed in 2017, however, it was never distributed publicly. It is not known if the distribution of the Series will be profitable. Although the production of the pilot episode was completed, the Company cannot guarantee that production of episodes 2 – 5 will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price. The Series has a license agreement to distribute the Series through VidAngel's streaming platform.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of the Series.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company intends to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

Additionally, changing circumstances may require the Series to use and change actors than those originally used in the pilot episode, which may cause viewers to fall out of grace with the Series.

THE OFFERING

9. What is the purpose of this offering?

LGEP has already produced the initial pilot episode. The purpose of this offering is to raise the funds to produce the remaining episodes of the Series.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold:	If Maximum Offering Amount Sold:
Portal Intermediary Fees:	$5,000	$100,000
Pilot Episode Indebtedness:	$8,000	$200,000
Marketing/Advertising:	$20,000	$80,000
Production Expenses:	$65,000	$1,600,000
Miscellaneous Expenses:	$2,000	$20,000
Total:	$100,000	$2,000,000

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The preferred units will not be certificated. Investors may access their investments in their applicable VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment with the above restrictions directly in your VAS Portal, LLC account by clicking on the cancel commitment button in your account profile under My Investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Preferred Units of AS&R Productions, LLC and carry with it a preferred return of the full 120% of the investor's investment before the holders of Common Membership Units receive any profit payment.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement and the rules for Regulation Crowdfunding, the investors holding Preferred Membership Units have limitations on their ability to transfer their interest.

16. How may the terms of the securities being offered be modified?

Amendments to the Operating Agreement can be made by a majority of the Membership Interest in the Company. As such, the Preferred Membership Units are protected from negative changes by the Manager's fiduciary duties to represent all of the members of the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:
    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	10,000,000	3,275,500	Yes	
Preferred Units	2,100,000	0	No	Preferred return of 120% before distributions to Common Unit holders

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

       The securities could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

       Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

       The price of the units being offered in this offering were determined based on estimated future revenues. In the future, these securities may be valued based on any number of appropriate methods including a cost approach, market comparable, discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

       As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporation actions including:

- Additional issuances of securities;

       If additional issuances are made, the investors in this offering may become diluted.

- Issuer repurchases of securities;

The Company does not have the right to repurchase the securities unless the investor is attempting to transfer them.

- A sale of the issuer or of assets of the issuer; or

Because holders of Preferred Membership Units do not have the right to vote, the Common Unit holders may vote to sell without the investor's approval. The investors in this offering have the right to receive a preferred return before the Common Unit holders receive any return.

- Transactions with related parties?

The Manager's fiduciary duties are the protection for the investors against related-party transactions.

24. Describe the material terms of any indebtedness of the issuer:

The Company owes $192,833 in the aggregate to Roger Russell, Alexander Janda, and Troy Russell as part of their initial investment in LGEP for the production of the pilot episode of the Series (*see* "Pilot Episode Indebtedness" in Section 10 herein).

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer of any entities controlled by or under common control with the issuer party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has no real operating history. The Company received the initial amount of $221,016 from the original principal owners of the Company to fund the production the pilot for Let's Get Epic. The Company has expended capital in the formation of the entity, but there are no current operations that would affect the liquidity of the Company, and no capital resources are yet needed until this offering closes, but then the Company would have the capital to produce the Series.

FINANCIAL CONDITION OF THE ISSUER

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed December 31, 2019 and 2018 Financial Statements.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
   ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i. at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

    ii.   constitutes a final order based on a violation of law or regelation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i.   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    ii.   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

    iii.   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i.   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
        (1) any other material information presented to investors; and
        (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

There is a pitch video on the portal's page for this Offering. The pitch video is made from Issuer-related individuals explaining what the Offering funds would be used for and why he thinks the Offering would interest potential investors.

There is a trailer of the Series on the portal page for this Offering and includes cuts of the initial pilot episode.

The following perks are included in the offering:

$250 and above - your name in credits

$500 and above - a digital copy of the pilot script plus all previous perks

$1,000 and above - attend a virtual Q&A (or live if allowed). Plus all previous perks.*

$5,000 and above - Be an extra in an episode! Production will let you know what days extras are needed. Plus all previous perks.*

$10,000 and above - attend the virtual (or live if allowed) red carpet event and Premiere! Plus all previous perks.*

$20,000 and above - Hang out with Kaduche and Wynn as they teach you (and your family) how to go Epic by serving others. Plus all previous perks*

* Any person coming to set to participate as an extra or are attending a live event (Q&A, premiere, service project, etc), will be responsible for their own food and travel expenses.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

        120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

        Invest.angelstudios.com/letsgetepic

The issuer must continue to comply with the ongoing reporting requirements until:
        (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
        (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.